Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Savings Plan Committee
Pfizer Savings Plan:
We consent to the incorporation by reference in the registration statements on Form S-8 of Pfizer Inc. dated October 5, 1994 (File No. 33-55771), as amended, April 16, 2003 (File No. 333-104582) and October 16, 2009 (File No. 333-162519) of our report dated June 7, 2021, with respect to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2020, and the related notes, and the accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, which report appears in the December 31, 2020 Annual Report on Form 11-K of the Pfizer Savings Plan.
/s/ KPMG LLP
Memphis, Tennessee
June 7, 2021